August 7, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:         Maryse Mills-Apenteng

Re:	DemandTec, Inc. Registration Statement on Form S-1 File No. 333-143248 Acceleration Request Supplement
Ms. Mills-Apenteng:
     In connection with DemandTec, Inc.’s (the “Company”) acceleration request as filed with the Securities and Exchange Commission (the “Commission”) on August 6, 2007, the Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, DEMANDTEC, INC.
/s/ Michael J. McAdam
Michael J. McAdam
Secretary and General Counsel